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                                                             April 4, 1997

By EDGAR-tag DEL-AM
United States
       Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Frank Donaty
SEC File No. 333-22967

To Whom It May Concern:

                                       Re: The Navellier Performance Funds
                                       File # 333-22967
                                  Form N-14 filing made March 7, 1997
                                  -----------------------------------------


      The filing made on behalf of The Navellier Performance Funds on March 7, 1997 (registration number 333-22967) should have contained the following language, and the following is hereby added to the cover page thereof:

      "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

                                       Sincerely,

                                       The Navellier Performance Funds

                                       /s/ Louis G. Navellier
                                       ----------------------------
                                       By: Trustee

                                       Agent for Service